Exhibit 99.1
Press Release

Cognyte to Announce Second Quarter FY2023 Financial Results on September 28, 2022

Herzliya, Israel – September 19, 2022 – Cognyte Software Ltd. (NASDAQ: CGNT) will conduct a conference call on Wednesday, September 28, 2022, at 8:30am ET to review its second quarter fiscal 2023 financial results for the period ending July 31, 2022. An earnings press release will be issued prior to the conference call.

A real-time webcast of the conference call with presentation slides will be available in the Investor Relations section of Cognyte’s website. Those interested in participating in the question-and-answer session need to register here to receive the dial-in numbers and unique PIN to access the call seamlessly. It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call).

About Cognyte Software
Cognyte Software Ltd. is a global leader in investigative analytics software that empowers governments and enterprises with Actionable Intelligence for a Safer World™. Our open software is designed to help governments and enterprises accelerate and improve the effectiveness of investigations. Over 1,000 government and enterprise customers rely on our solutions to accelerate and conduct investigations and derive insights, with which they identify, neutralize, and tackle threats to national security, personal safety, business continuity and various forms of criminal activity. Learn more at www.cognyte.com.

COGNYTE, ACTIONABLE INTELLIGENCE, and ACTIONABLE INTELLIGENCE FOR A SAFER WORLD are trademarks of Cognyte Software or its subsidiaries. Cognyte Software and other parties may also have trademark rights in other terms used herein.

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Contact:

Investor Relations
Dean Ridlon
Cognyte Software
IR@cognyte.com